SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of October 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated October 2, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.

PRESS RELEASE                                        FOR IMMEDIATE PUBLICATION


          Fireman's Fund Insurance Company and CGI finalize 10-year IT outsourcing contract valued at US$380 million


Montreal,  Quebec, October 2, 2001 - Fireman's Fund Insurance Company (Fireman's
Fund), a subsidiary of Allianz AG of Munich, and CGI Group Inc. (NYSE: GIB; TSE:
GIB.A) (CGI), have finalized a 10-year, information technology outsourcing contract previously announced on August 28, 2001. The contract is valued at US $380 million. With this closing, CGI's order backlog now stands at US $6 billion (CDN $9.3 billion).

As part of the agreement, CGI will provide Fireman's Fund with IT support services to some 80 locations across the United States. Also, CGI will take over the client's Phoenix-based, 40,000 square foot, state-of-the art, stand alone data center. Some 296 Fireman's Fund employees have become CGI members (employees). CGI will offer services through its near-shore delivery model in providing support from its Canadian data centers. CGI will provide constant 24-hour support, serving over 11,000 desktops, laptops and printers. Fireman's Fund was guided in structuring and negotiating the outsourcing relationship by Shaw Pittman, a leading law firm in the field of information technology outsourcing and related technology transactions.

About Fireman's Fund Insurance Company
Headquartered in Novato, CA, the 138-year-old Fireman's Fund Insurance Company is a leading property-casualty carrier in the United States offering a full line of insurance products for businesses and for individuals. In the year 2000, Fireman's Fund had gross premium written of US$4.5 billion. Fireman's Fund is a subsidiary of Allianz AG of Munich, one of the top international insurers and financial services firms, which has almost US$1 trillion in assets under management.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$6 billion (CDN$9.3 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE

(GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE
Canadian   Information   Technology  and  Canadian  MidCap   Indices.   Website:
www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-
For more information:


CGI:
Investor relations
USA
Julie Creed
Vice-president, investor relations
(312) 201-1911

Canada
Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CGI GROUP INC.
                                            (Registrant)


Date:  October 2, 2001                      By  /s/ Paule Dore
                                            Name:   Paule Dore
                                            Title:  Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary